# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Capital Group KKR Multi-Sector (plus), CIK 0002040318
CUSIP: 000000000
Title of class of securities: Class F-3 Shares of Beneficial Interest, no par value
Address of issuer's principal executive offices: 6455 Irvine Center Drive, Irvine, California (CA), 92618-4518
Date of event which requires filing of this statement: 04/23/2025
Filed by CIK 0002057671
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- Global Atlantic Ltd (Delaware) (CIK 0002057671): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- Global Atlantic Financial Group Limited: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- The Global Atlantic Financial Group LLC: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- KKR Magnolia Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- KKR Group Assets Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- KKR Group Assets GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (50% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (50% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (50% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class F-3 Shares of Beneficial Interest, no par value
Name of issuer: Capital Group KKR Multi-Sector (plus)
Address of issuer's principal executive offices: 6455 Irvine Center Drive, Irvine, California (CA), 92618-4518
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to Class F-3 Shares of Beneficial Interest, no par value (the "Shares"), of Capital Group KKR Multi-Sector (plus) (the "Issuer"), a Delaware statutory trust.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:

(i) Global Atlantic Limited (Delaware), a Delaware corporation;
(ii) Global Atlantic Financial Group Limited, a Bermuda exempted company;
(iii) The Global Atlantic Financial Group LLC, a Bermuda exempted limited liability company;
(iv) KKR Magnolia Holdings LLC, a Cayman Islands limited liability company;
(v) KKR Group Assets Holdings L.P., a Delaware limited partnership;
(vi) KKR Group Assets GP LLC, a Delaware limited liability company;
(vii) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(viii) KKR Group Holdings Corp., a Delaware corporation;
(ix) KKR Group Co. Inc., a Delaware corporation;
(x) KKR & Co. Inc., a Delaware corporation;
(xi) KKR Management LLP, a Delaware limited liability partnership;
(xii) Henry R. Kravis, a United States citizen; and
(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the "Reporting Persons").

Global Atlantic Limited (Delaware) is wholly owned by Global Atlantic Financial Group Limited, which is wholly owned by The Global Atlantic Financial Group LLC. KKR Magnolia Holdings LLC is the sole member of The Global Atlantic Financial Group LLC. KKR Group Assets Holdings L.P. is the sole member of KKR Magnolia Holdings LLC. KKR Group Assets GP LLC is the general partner of KKR Group Assets Holdings L.P. KKR Group Partnership L.P. is the sole member of KKR Group Assets GP LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Ryan Stork, Dane Holmes, and Kathryn King Sudol is an executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The directors of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, and Stork and Ms. Sudol.

The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol. The directors of KKR & Co. Inc. are listed on Annex A attached hereto as Exhibit 99.1, which is incorporated herein by reference ("Annex A").

Each of Messrs. Bae, Nuttall, Stork, and Holmes and Ms. Sudol is a United States citizen, and Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.
Residence or business address:
The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of each of Global Atlantic Financial Group Limited, and The Global Atlantic Financial Group LLC is:

Washington House
6 Church St, 5th Flr.
Hamilton Bermuda

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Holmes is:

c/o Kohlberg Kravis Roberts & Co. L.P.
555 California Street, 50th Floor
San Francisco, CA 94104

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.
Present principal occupation or employment:
The Global Atlantic Financial Group LLC and Global Atlantic Financial Group Limited are principally engaged in the business of being holding companies. Global Atlantic Limited (Delaware) is, through its subsidiaries, principally engaged in the business of retirement and life insurance and reinsurance. KKR Group Assets Holdings L.P., KKR Magnolia Holdings LLC, KKR Group Partnership L.P., KKR Group Co. Inc., KKR & Co. Inc., and KKR Management LLP are principally engaged in being holding companies. KKR Group Assets GP LLC and KKR Group Holdings Corp. are principally engaged in being the general partners of their respective partnerships.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 23, 2025, Global Atlantic Limited (Delaware) purchased 7,500,000 Shares from the Issuer for a purchase price of $75,000,000. The source of funds was from general insurance company cash balances.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are affiliates of the Issuer's investment sub-adviser, KKR Credit Advisors (US) LLC, a subsidiary of KKR & Co. Inc. The Reporting Persons acquired the Shares in exchange for providing $75,000,000 of capital to the Issuer in order to enable the Issuer to begin operations and build out its investment portfolio. This Schedule 13D filing is occasioned solely by Global Atlantic Limited (Delaware)'s beneficial ownership of more than 5% of the presently outstanding Shares of the Issuer as a result of the investment described in the preceding sentence. Global Atlantic Limited (Delaware)'s ownership as a percentage of the outstanding Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Shares of the Issuer beneficially owned by Global Atlantic Limited (Delaware) were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

The Reporting Persons do not currently intend to make additional purchases of the Issuer's securities. The Reporting Persons may dispose of some or all of their Shares, from time to time, by tendering such Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant. In addition, KKR Credit Advisors (US) LLC, an affiliate of the Reporting Persons serves as the sub-adviser of the Issuer and, as a result, one or more of the Reporting Persons will influence the activities of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

Global Atlantic Limited (Delaware) is the record holder of 7,500,000 Shares, representing 50.0% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 14,496,000 Shares outstanding as of April 30, 2025.

Global Atlantic Financial Group Limited (as the sole shareholder of Global Atlantic Limited (Delaware)), The Global Atlantic Financial Group LLC (as the sole shareholder of Global Atlantic Financial Group Limited), KKR Magnolia Holdings LLC (as the sole member of The Global Atlantic Financial Group LLC), KKR Group Assets Holdings L.P. (as the sole member of KKR Magnolia Holdings LLC), KKR Group Assets GP LLC (as the general partner of KKR Group Assets Holdings L.P.), KKR Group Partnership L.P. (as the sole member of KKR Group Assets GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Annex A Directors of KKR & Co. Inc.
Exhibit A Joint Filing Agreement by and among the Reporting Persons.
Exhibit B Powers of Attorney.

## Signatures
- Global Atlantic Ltd (Delaware): /s/ Gary Silber, Gary Silber, Managing Director (04/30/2025)
- Global Atlantic Financial Group Limited: /s/ Gary Silber, Gary Silber, Managing Director (04/30/2025)
- The Global Atlantic Financial Group LLC: /s/ Gary Silber, Gary Silber, Managing Director (04/30/2025)
- KKR Magnolia Holdings LLC: /s/ Christopher Lee, Christopher Lee, Secretary (04/30/2025)
- KKR Group Assets Holdings L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Assets GP LLC, its general partner (04/30/2025)
- KKR Group Assets GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (04/30/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (04/30/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (04/30/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (04/30/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (04/30/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (04/30/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (04/30/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (04/30/2025)